NAME OF REGISTRANT: PepsiCo, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Friends Fiduciary Corporation

ADDRESS OF PERSON RELYING ON EXEMPTION: 1700 Market Street, Suite 1535, Philadelphia, PA 19103

Subject: PepsiCo Proposal 5: Please vote FOR effectiveness disclosure before May 6 AGM

Dear Colleagues,

Ahead of PepsiCo’s May 6 annual meeting, we urge you to vote FOR Proposal 5, which asks the Company to report on the effectiveness of its human rights policies and due diligence systems across direct operations, franchisees, and value chain relationships.

PepsiCo discloses substantial information about its human rights policies, governance, audits, trainings, and industry initiatives. The unresolved investor question is whether those systems are working in practice. The brief rationale below explains why Proposal 5 asks for decision-useful effectiveness reporting, not duplicative disclosure.

The information gap is outcomes. Current reporting does not provide sufficient disclosure on:

•	The proportion of suppliers, franchisees, or high-risk operations covered by assessments or audits;
•	The types and severity of human rights risks identified;
•	Corrective action timelines and completion rates;
•	Whether affected workers or communities receive remedy;
•	Escalation procedures where risks are identified in franchise or value chain relationships;
•	Trend data showing whether risks are decreasing over time.

This is different disclosure, not simply more disclosure. Policy and process disclosure tells investors what PepsiCo intends to do. Effectiveness disclosure tells investors whether those systems are identifying, mitigating, and remediating risks across high-risk commodities, franchise relationships, and conflict-affected or otherwise high-risk markets.

Direct sourcing does not define the risk. PepsiCo’s statement that it does not directly source cane sugar from Maharashtra does not address the proposal’s core concern: whether its human rights standards are effective across franchise and value chain relationships. PepsiCo has extended human rights expectations to franchisees1 and established a process to assess franchisee human rights risk management2, yet investors do not have disclosure on the scope, findings, corrective actions, escalation, or remediation outcomes3 of those assessments.

Board oversight cannot be evaluated on structure alone. PepsiCo's governance structures may indicate that human rights risk is assigned internally, but they do not show whether management and the board are receiving evidence that risks are being reduced, corrective actions are completed, or affected rightsholders receive remedy.

More decision-useful disclosure is feasible. Peers such as Nestlé4 and Unilever5 provide more granular reporting on salient human rights risks, progress indicators, supplier audit findings, escalation procedures, corrective action expectations, and follow-up verification. These examples show that large, complex multinationals can provide investors with more than policy and process descriptions alone.

Proposal 5 does not ask PepsiCo to adopt new standards, change its sourcing strategy, exit markets, or disclose competitively sensitive information. It asks for decision-useful reporting that would help investors evaluate whether PepsiCo's existing systems are effective in managing human rights risks across its business model.

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1 https://www.pepsico.com/docs/pepsico-5v9wci20/media/Files/esg-topics/2024-esg-performance-metrics.pdf

2 https://pepsico.gcs-web.com/static-files/7154794a-0a82-49bd-b502-feaf920c9171

3 https://www.sec.gov/Archives/edgar/data/77476/000121465926004158/z41261px14a6g.htm

4 https://www.nestle.com/sustainability/human-rights

5 https://www.unilever.com/files/unilever-responsible-partner-policy-audit-update-2023.pdf

Given PepsiCo's exposure to high-risk agricultural supply chains, franchise relationships, and higher-risk jurisdictions including Russia, shareholders would benefit from clearer reporting on whether the Company's human rights due diligence systems are producing results.

Please see our exempt solicitation for the full rationale.

We urge you to review the attached solicitation and vote FOR Proposal 5 at PepsiCo's May 6 annual meeting.

Questions or want to discuss? Please contact Caroline Boden, Director of Shareholder Advocacy, Mercy Investment Services, at cboden@mercyinvestments.org.

The Shareholder Proposal was filed by Mercy Investment Services, Benedictine Sisters of Mount St. Scholastica, the Congregation of St. Joseph, The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America, Dominican Sisters of Grand Rapids, the Durocher Fund (Mission Fund/Sisters of the Holy Names of Jesus & Mary Canada), Friends Fiduciary Corporation, the Hyde Cragmont 205 Trust, Portico Benefit Services (ELCA), Proxy Impact, Sisters of the Humility of Mary, School Sisters of Notre Dame Central Pacific Province, School Sisters of Notre Dame Collective Investment Fund, United Church Funds, and UAW Retiree Medical Benefits Trust.

This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card, as it will not be accepted.